Pacer Funds Trust
16 Industrial Blvd, Suite 201
Paoli, Pennsylvania 19301

December 11, 2017

VIA EDGAR TRANSMISSION

Ms. Ashley Vroman-Lee
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Pacer Funds Trust (the “Trust”)
Post-Effective Amendment Nos. 14 and 17 to the Registration Statement on Form N-1A (the “Amendments”)
File Nos.: 333-201530 and 811-23024

Dear Ms. Vroman-Lee:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) at approximately 3:30 p.m. Eastern time on December 11, 2017 with respect to the Amendments and the following series of the Trust: Pacer WealthShield ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendments.

Comment 1.	With respect to the Fund’s name, please explain what is meant by the term “Shield” in the word “WealthShield”.

Response:
The term “WealthShield®” is a reference to a registered trademark owned by Emerald Investment Partners, LLC (“Emerald”) and associated with its affiliate, WealthShield LLC, from whom the Fund’s Advisor has licensed certain intellectual property (including the mark) that was used to develop the Fund’s Index. The term “WealthShield” is a brand name that is expected to be familiar to clients of Emerald. The term “WealthShield” is not intended to convey any message about the Fund’s strategy or the Index methodology, and the Trust does not believe that a reasonable investor would infer any such message from the term.

Comment 2.	While the Staff considers the Fund’s name, the Staff requests that the Trust delay the launch of the Fund or stop selling shares of the Fund if the Fund has already launched.

Response:
The Fund launched on the morning of December 11, 2017, prior to the Fund receiving the Staff’s request to delay the Fund’s launch, and Fund shares are programmed to be listed on Cboe BZX Exchange, Inc. (the “Exchange”) on December 12, 2017 in accordance with the Trust’s listing agreement with the Exchange and notices that the Exchange was required to disseminate to market participants in advance of the new listing. The Fund’s registration statement became effective on December 8, 2017, and the Trust notes that because it had not received any additional comments from the Staff prior to such date, it believed it had addressed the Staff’s prior comment regarding the Fund’s name to the Staff’s satisfaction. Because the Fund has already launched and was already programmed to be listed on the Exchange prior to the Staff’s request for a delay, the Trust does not believe it is feasible to delay the Fund’s launch without causing significant confusion and disruption for the Exchange and market participants.

While the Trust believes the Staff should permit the Fund to continue operating with its current name for the reasons discussed in response to comment #1 above and in the Trust’s prior correspondence on this matter, the Trust understands that the Staff would like additional time to consider the Fund’s name. In light of such request, the Fund’s investment adviser has agreed that it will not directly market the Fund to new investors until the Staff has had an opportunity to further consider the Fund’s name, which the Trust understands the Staff is expected to do by December 15, 2017. The Trust notes that the initial investors in the Fund are expected to be clients of Emerald who are already familiar with the WealthShield brand and consequently, less likely to be confused or misled about its meaning.

For the reasons discussed below, the Trust does not believe that the Staff’s request to halt the sale of Fund shares is an appropriate remedy for an exchange-traded fund (“ETF”) under the above circumstances. The Trust notes that the cessation of selling shares of the Fund would be at odds with the policies underlying the exemptive relief issued by the Commission to the Fund’s investment adviser to manage an ETF.  The Trust notes that the efficient operation of an ETF in a manner that minimizes the bid/ask spread of the Fund’s shares and the premium- or discount-to-net asset value for such shares is dependent in part on the ability of Authorized Participants to create and redeem shares (often referred to as an ETF’s “arbitrage mechanism”). Consequently, if the Fund were to cease permitting the creation of additional shares, it is possible that Fund shares could trade at a significant premium to the Fund’s net asset value until such creation activity were able to resume or the Fund was liquidated. Such consequences would be inconsistent with the Commission’s mission of protecting investors and maintaining fair, orderly, and efficient markets.

Rather than halting the sale of shares, the Trust believes that it would be more appropriate for the Fund’s investment adviser to halt directly marketing the Fund to new investors while the Staff further considers the Fund’s name. Such a delay in marketing activity can be expected to avoid the disruption and confusion associated with halting creation unit purchases.

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If you have any questions regarding the foregoing, please contact Michael D. Barolsky of U.S. Bancorp Fund Services, LLC at (414) 765-5586.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator for the Trust